

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Lara Sullivan, M.D.
Chief Executive Officer
Pyxis Oncology, Inc.
35 CambridgePark Drive
Cambridge, Massachusetts 02140

Re: Pyxis Oncology, Inc.
Registration Statement on Form S-1, as amended
Exhibit Nos. 10.7 – 10.13
Filed September 17, 2021
File No. 333-259627

Dear Dr. Sullivan:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Istvan A. Hajdu, Esq.